

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 26, 2017

<u>Via E-Mail</u>
David King
Chief Executive Officer
Water Now, Inc.
4555 Village Creek Road
Fort Worth, Texas 76119

>　　**Re:　Water Now, Inc.**
>　　　　**Form 10-12G**
>　　　　**Filed October 13, 2017**
>　　　　**File No. 000-55825**

Dear Mr. King:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>　　　　　　　Sincerely,
>
>　　　　　　　/s/ Asia Timmons-Pierce, *for*
>
>　　　　　　　Pamela Long
>　　　　　　　Assistant Director
>　　　　　　　Office of Manufacturing and
>　　　　　　　Construction

　Cc:　<u>Via E-Mail</u>
　　　　David Earhart, Esq.